Exhibit 99.1

HIVE DIGITAL TECHNOLOGIES LTD.

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated August 17, 2023 to its short form base shelf prospectus dated May 1, 2023

August 17, 2023

HIVE Digital Announces Amended At-The-Market Equity Program

Vancouver, Canada - HIVE Digital Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE:YO0.F) (the "Company" or "HIVE") is pleased to announce that it has entered into an amended and restated equity distribution agreement (the "Equity Distribution Agreement") with Canaccord Genuity  and Stifel GMP (collectively, the "Agents") to amend the Company's at-the-market program (the "ATM Program"). The Equity Distribution Agreement restates and supersedes the previous equity distribution agreement, dated May 10, 2023, between the Company and the Agents expanding the prior Canadian at-the-market program to the United States.

Under the Equity Distribution Agreement, the Company may sell up to US$90 million of common shares of the Company (the "Common Shares").  The Common Shares will be issued by the Company to the public from time to time, through the Agents, at the Company's discretion. The Common Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale.

Under the Equity Distribution Agreement, sales of Common Shares will be made by the Agents through "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions on the TSX Venture Exchange and the Nasdaq Stock Market.  The Company is not obligated to make any sales of Common Shares under the Equity Distribution Agreement. Unless earlier terminated by the Company or the Agents as permitted therein, the Equity Distribution Agreement will terminate as of the date that the aggregate gross sales proceeds of the Common Shares sold under the ATM Program reaches the aggregate amount of US$90 million.

The Company intends to use the net proceeds of the ATM Program, if any, principally for general corporate and working capital requirements, funding ongoing operations, to repay indebtedness outstanding from time to time, to complete future acquisitions, or for other corporate purposes.

The ATM Program is being made pursuant to an amended and restated prospectus supplement (the "Prospectus Supplement") to the Company's short form base shelf prospectus dated May 1, 2023 (the "Base Shelf Prospectus"), amending and restating the prospectus supplement previously filed on May 10, 2023 and a U.S. registration statement on Form F-10 filed on the date hereof (the "Registration Statement"). The Prospectus Supplement has been filed with the securities regulatory authorities in each of the provinces and territories of Canada and is included in the Registration Statement filed with the United States Securities and Exchange Commission.

Copies of the Prospectus Supplement and the Base Shelf Prospectus are available on SEDAR+ at www.sedarplus.com and copies of the Registration Statement, which includes the Prospectus Supplement, are available on EDGAR at www.sec.gov. Copies of such documents may also be obtained from: Canaccord Genuity , Attention: Syndicate Department, 99 High Street, 12th Floor, Boston MA 02110 or by email at prospectus@cgf.com and  Stifel GMP, Attention: ECM 161 Bay Street, Suite 3800, Toronto, ON M5J 2S1 ∙or by email at ecmcanada@stifel.com. Such documents contain important information about the ATM Program. Prospective investors should read the Prospectus Supplement and the Base Shelf Prospectus as well as the Registration Statement before making an investment decision.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. Became a public company in 2017 as the first cryptocurrency mining company on the TSX Venture Exchange with a green energy focus.  HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where the Company mines Bitcoin.

For further information please contact:
Frank Holmes
info@hivedigitaltech.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements"), within the meaning of applicable Canadian and United States securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future issuance of Common Shares sold under the ATM Program; the aggregate gross proceeds of the ATM Program; and the use of proceeds from any sales of Common Shares under the ATM Program. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of HIVE to control or predict, that may cause HIVE's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: HIVE may not sell any of the Common Shares or may raise less than the maximum offering amount under the ATM Program; management has broad discretion in the use of proceeds from the ATM Program. HIVE undertakes no obligation to update forward-looking statements except as required by applicable law. Such forward-looking statements represent management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements.